Contact

www.linkedin.com/in/
noahdavidsohn (LinkedIn)

Top Skills

Gene Therapy
Synthetic Biology
Epigenetic Reprogramming

Languages

English

Publications

Gene Therapy-Mediated Partial Reprogramming Extends Lifespan and Reverses Age-Related Changes in Aged Mice

Highly efficient Cas9-mediated transcriptional programming

hafoe: an interactive tool for the analysis of chimeric AAV libraries after random mutagenesis

A single combination gene therapy treats multiple age-related diseases

Accurate Predictions of Genetic Circuit Behavior from Part Characterization and Modular Composition.

Noah Davidsohn

Co-Founder & Chief Scientific Officer, Rejuvenate Bio | Gene therapy and epigenetic reprogramming for age-related disease | Synthetic biology + aging science

San Diego, California, United States

Summary

Scientist and entrepreneur focused on turning aging biology into programmable, therapeutic reality.
I am Co-Founder and Chief Scientific Officer of Rejuvenate Bio, where we develop gene therapies and epigenetic reprogramming approaches to treat the root causes of chronic and age-related diseases in both humans and companion animals. My work has helped show that aspects of aging and disease risk can be modulated with targeted genetic and epigenetic interventions.

I earned my Ph.D. at MIT, where I engineered mammalian genetic circuits with predictable quantitative behavior, building foundational tools in synthetic biology. I completed my B.S. in Applied Physics at Caltech and began my doctoral work at Princeton before following my advisor to MIT. As a postdoctoral fellow in George Church’s lab at Harvard Medical School and the Wyss Institute, I worked on genome modification technologies including CRISPR-Cas9 and co-founded Rejuvenate Bio with George Church and Daniel Oliver.

I am an inventor on multiple patents, including those covering longevity genes and partial reprogramming, and have over a decade of experience designing translational studies in mammalian systems. I enjoy collaborating at the interface of cutting-edge aging science, gene therapy, and real-world therapeutic development.

Experience

Rejuvenate Bio

CSO and cofounder
June 2018 - Present (7 years 10 months)
San Diego, California

Co-founded Rejuvenate Bio to develop gene therapies and epigenetic reprogramming approaches that target the root causes of chronic and age-related disease in humans and companion animals.
Highlights:
• Lead scientific strategy and platform development for combination gene therapies and OSK-based partial reprogramming approaches.
• Designed and oversaw key translational studies in mammalian systems demonstrating that a single combination gene therapy can treat multiple age-related diseases.
• Collaborate closely with partners and regulators to advance programs across cardiovascular, metabolic, and regenerative indications.
• Build and mentor a multidisciplinary team spanning molecular biology, gene therapy, and in vivo pharmacology.

Wyss Institute for Biologically Inspired Engineering
Research Scientist
March 2015 - June 2018 (3 years 4 months)
Greater Boston Area

Conducted research in George Church’s lab at Harvard Medical School and the Wyss Institute focused on genome engineering and gene therapies for age-related disease.
Contributed to the development and refinement of genome modification tools, including work on CRISPR-Cas9.
• Led projects applying genetic and epigenetic tools to modulate aging-related pathways in mammalian systems.
• Co-founded Rejuvenate Bio out of this work, in collaboration with George Church and Daniel Oliver.

Harvard University
Postdoctoral Researcher
January 2013 - March 2015 (2 years 3 months)
Longwood medical area

Conducted research in George Church’s lab at Harvard Medical School and the Wyss Institute focused on genome engineering and gene therapies for age-related disease.
Contributed to the development and refinement of genome modification tools, including work on CRISPR-Cas9.
• Led projects applying genetic and epigenetic tools to modulate aging-related pathways in mammalian systems.

• Co-founded Rejuvenate Bio out of this work, in collaboration with George Church and Daniel Oliver.

MIT
PHD Student
September 2009 - December 2012 (3 years 4 months)

Advancing knowledge in mammalian synthetic biology

Education

Massachusetts Institute of Technology
Doctor of Philosophy (PhD), Biological Engineering (synthetic biology) · (2009 - 2012)

Princeton University
Master's degree, Electrical Engineering · (2006 - 2009)

California Institute of Technology
Bachelor of Science (BS), Applied Physics · (2002 - 2006)